UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Hongli Group Inc.

(Exact name of registrant as specified in its charter)

No. 777, Daiyi Road,

Changle County, Weifang City,

Shandong Province, China, 262400.

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Incorporation by Reference

This report on Form 6-K is hereby incorporated by reference in the registration statement of Hongoli Group Inc. (the “Company”) on Form F-3 (File No. 333-284050).

Change of Directors

Mr. Qian Xu has resigned as a member of the Company’s board of directors (the “Board”) and each of the Company’s (i) audit committee; (ii) compensation committee and (iii) nominating and corporate governance committee, effective on July 17, 2025. Mr. Xu’s resignation was due to personal reasons and was not the result of any dispute or disagreements with the Company on any matter relating to the Company’s operations, policies or practices.

Mr. Yizhao Zhang has also resigned as a member of the Board, and each of the Company’s (i) audit committee; (ii) compensation committee and (iii) nominating and corporate governance committee, effective on July 18, 2025. Mr. Zhang’s resignation was due to personal reasons and was not the result of any dispute or disagreements with the Company on any matter relating to the Company’s operations, policies or practices.

To fill the vacancies created by Mr. Xu’s and Mr. Zhang’s resignations, the Board will vote to approve the appointment of two directors to serve on the Board.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONGLI GROUP INC.

Date: July 23, 2025	By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer

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